

February 13, 2024

Eric Swider
Chief Executive Officer
Digital World Acquisition Corp.
3109 Grand Ave., #450
Miami, FL 33133

      Re: Digital World Acquisition Corp.
          Amendment No. 4 to Registration Statement on Form S-4
          Filed February 12, 2024
          File No. 333-264965

Dear Eric Swider:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Balance Sheet as of September 30, 2023, page 153

1. Please disclose in footnotes (L) and (M) the terms of the convertible notes and warrants including the conversion features. Also, give effect to the cost of these borrowings in your pro forma statements of operations including any interest, beneficial conversion features, and any costs incurred in the settlement of the terminated PIPE Investment.

2. We note on pages 194 -195 TMTG will issue TMTG Convertible Notes with an aggregate principal amount up to $65,000,000 and Digital World will issue convertible notes up to an aggregate principal amount of $65,000,000. Give pro forma effect to the issuance of these notes and fully disclose the terms and features in a supporting footnote or advise us.

<u>Trump Media & Technology Group Corp. Financial Statements</u>
<u>Consolidated Statement of Operations, page FF-21</u>

3.   Please remove the amount of reported gross profit for the twelve month period
        ended December 31, 2021.

<u>Note 2. Restatement of Previously Issued Financial Statements, page FF-24</u>

4.   We note that your audited financial statements were restated. Please tell us whether
        a material weakness was identified in your internal controls over financial reporting in
        connection with the financial statements for the fiscal years ended December 31,
        2022, and 2021. If so, revise your disclosures on page 278, and include a risk factor
        describing any material weaknesses, the resulting restatement, and any associated
        remediation procedures and the related time frame.

        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please
contact Austin Pattan at 202-551-6756 or Jeff Kauten at 202-551-3447 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Brandon J. Bortner